EXHIBIT 99.1

Brookfield Infrastructure Renews Its Limited Partnership Unit and Preferred Unit Normal Course Issuer Bids

BROOKFIELD, NEWS, Nov. 07, 2018 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) today announced that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by Brookfield Infrastructure of its intention to renew its normal course issuer bid for its outstanding limited partnership units (“LP Units”) and its class A preferred limited partnership units (“Preferred Units”, together with the LP Units, “Units”). Brookfield Infrastructure believes that in the event that the Units trade in a price range that does not fully reflect their value, the acquisition of Units may represent an attractive use of available funds.

Under the normal course issuer bid, the Board of Directors of the general partner of Brookfield Infrastructure authorized Brookfield Infrastructure to repurchase up to 5% of the issued and outstanding LP Units, or 13,843,928 LP Units. At the close of business on October 31, 2018, there were 276,878,576 LP Units issued and outstanding. Under the normal course issuer bid, Brookfield Infrastructure may purchase up to 45,442 LP Units on the TSX during any trading day, which represents 25% of the average daily trading volume of 181,768 LP Units on the TSX for the six months ended October 31, 2018, calculated in accordance with the rules of the TSX.

There are currently six series of Preferred Units outstanding and which trade exclusively on the TSX. Under the normal course issuer bid, Brookfield Infrastructure is authorized to repurchase a total of up to 10% of the total public float of each series of the Preferred Units as follows:

Series	Ticker	Issued and outstanding units[1]	Public float[1]	Average daily trading volume[2]	Maximum number of units subject to purchase[3]
					Total	Daily
Series 1	BIP.PR.A	5,000,000	5,000,000	5,587	500,000	1,396
Series 3	BIP.PR.B	5,000,000	5,000,000	5,267	500,000	1,316
Series 5	BIP.PR.C	10,000,000	10,000,000	4,738	1,000,000	1,184
Series 7	BIP.PR.D	12,000,000	12,000,000	6,924	1,200,000	1,731
Series 9	BIP.PR.E	8,000,000	8,000,000	5,769	800,000	1,442
Series 11	BIP.PR.F	10,000,000	10,000,000	43,234	1,000,000	10,808
  Calculated as at October 31, 2018.
  For the 6 months ended October 31, 2018.
  In accordance with TSX rules, any daily repurchases with respect to each of the Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 Preferred Units will be limited to 25% of the average daily trading volume on the TSX of the respective series.

Repurchases are authorized to commence on November 12, 2018 and will terminate on November 11, 2019, or earlier should Brookfield Infrastructure complete its repurchases prior to such date.

Under its prior normal course issuer bid that commenced on November 10, 2017 and expires on November 9, 2018, Brookfield Infrastructure previously sought and received approval from the TSX to purchase up to 13,823,709 LP Units, 500,000 Series 1 Preferred Units, 500,000 Series 3 Preferred Units, 1,000,000 Series 5 Preferred Units and 1,200,000 Series 7 Preferred Units. Brookfield Infrastructure has not purchased any Units under its prior normal course issuer bid in the past twelve months.

Purchases of the Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 Preferred Units will be effected through the facilities of the TSX. Purchases of the LP Units will be effected through the facilities of the TSX or the New York Stock Exchange. All Units acquired under the normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

From time to time, when Brookfield Infrastructure does not possess material non-public information about itself or its securities, it may enter into automatic purchase plans with its broker to allow for the repurchase of Units, subject to certain trading parameters, at times when Brookfield Infrastructure ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Brookfield Infrastructure’s broker will be adopted in accordance with applicable Canadian and U.S. securities laws including the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Units subject to an automatic purchase plan may vary. Outside these periods, Units will be repurchased in accordance with management’s discretion, subject to applicable law.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $300 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “believes,” “may” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements regarding potential future purchases by Brookfield Infrastructure of its Units pursuant to its normal course issuer bid. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Units or the stock exchanges generally; and other risks and factors described in the documents filed by Brookfield Infrastructure with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.